June 1, 2010

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Touchstone Funds Group Trust
      File Nos. 33-70958 and 811-8104

Dear Mr. Ganley:

This will confirm our telephone conversation regarding the 485(a) filing made by the Touchstone Funds Group Trust ("Registrant") on March 15, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUSES

Comment

You suggested that we add captions or headings to the risks discussed in the section titled "The Key Risks" for the Fund.

Response

The Registrant believes that the risks are written in a concise, clear manner and that further streamlining may make such disclosure less useful to the reader.

Comment

In regards to the section titled "Tax Information" in the summary section, you asked that we add disclosure explaining that tax-deferred accounts are not subject to taxation but may be taxed when the shares of the account are withdrawn.

Response

The requested change has been made.

Comment

In regards to the first paragraph under the section titled "Can a Fund Depart From its Normal Investment Strategies," you asked that we add the underlined terms in the following sentence:

In addition to the principal investments and strategies described in the summary section of the prospectus, the Fund also may invest in other securities, use other strategies and engage in other investment practices.

Response

The requested change has been made.

Comment

In regards to the risks listed under the section titled "What are the Principal Risks of Investing in the Fund," you asked that these risks be discussed in the summary section of the Fund as well. If we determine that these risks are not considered principal risks, then you asked that we change the section heading accordingly.

Response

The requested change has been made.

Comment

You asked that we confirm that the three portfolio managers listed are the individuals that are primarily responsible for day to day management of the Fund (per Item 5 of the Form N-1A Instructions) and that the four Sector Portfolio Managers and four Research Analysts discussed in the prospectus are supporting the three main portfolio managers.

Response

We are confirming the above statements.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary